Exhibit 99.1

CONTACT
DR. REDDY’S LABORATORIES LTD. 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	INVESTOR RELATIONS	MEDIA RELATIONS
	SAUNAK SAVLA saunaks@drreddys.com (Ph: +91-40-49002135)	CALVIN PRINTER calvinprinter@drreddys.com (Ph: +91-40- 49002121)

Dr. Reddy’s Laboratories announces the launch of

Ezetimibe and Simvastatin Tablets in the U.S. Market

Hyderabad, India, April 27, 2017	For Immediate Release

Hyderabad, India and Princeton, NJ, USA. April 27, 2017— Dr. Reddy’s Laboratories Ltd (BSE: 500124, NSE: DRREDDY, NYSE: RDY) announced today that it has launched Ezetimibe and Simvastatin Tablets, 10 mg/10 mg, 10 mg/20 mg, 10 mg/40 mg and 10 mg/80 mg a therapeutic equivalent generic version of Vytorin® (Ezetimibe and Simvastatin) Tablets in the United States market, approved by the U.S. Food and Drug Administration (USFDA). Dr. Reddy’s is among the first companies to launch the generic product in the U.S. market.

The Vytorin® brand had U.S. sales of approximately $678 million MAT for the most recent twelve months ended in February 2017 according to IMS Health*.

Dr. Reddy’s Ezetimibe and Simvastatin Tablets, 10 mg/10 mg, 10 mg/20mg, 10 mg/40 mg, and 10 mg/80 mg, are available in bottle count sizes of 30, 90 and 1000.

Vytorin® is a registered trademark of MSD International GmbH.

*IMS National Sales Perspective: Retail and Non-Retail MAT February 2017

RDY-0417-154

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults, currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues.

The company assumes no obligation to update any information contained herein.